December 22, 2020

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 250 - 5 Street SW Suite 600 Calgary, AB T2P 0R4	Ontario Securities Commission 20 Queen Street West 22nd Floor Toronto, ON M5H 3S8

Attention: Financial Reporting

Dear Sirs:

Re: RepliCel Life Sciences Inc. (the "Company")
 Financial Statements and MD&A for the year ended December 31, 2019

Management was recently notified by BDO Canada LLP of a potential error in previously audited and unaudited interim financial statements. Management of the Company and the Company's audit committee has now concluded that an error was made in how a contingent liability included in the Company's 2018 License and Collaboration Agreement with YOFOTO (China) Health Industry, Co. (the "Agreement") was measured and recorded. The error and required restatements pertain to that fact that the put liability included in the Agreement was measured as a derivative liability rather than at the present value of the exercise price of the put.  The put was initially determined to have $nil value for the purposes of the Company's financial statements however management has now determined that the initial present value of the exercise price upon issuance was $520,000.  In subsequent periods, the put liability will be recorded at amortized cost.

It has now been determined that as of July 10, 2018, the date the Company entered in to the Agreement, the Company's:

  contract asset was understated by approximately $100,000;
  contract liability was understated by approximately $1,000,000;
  put obligation was understated by approximately $520,000; and
  common shares and warrants recorded in equity were overstated by approximately $1,420,000.

It has now been determined that for the reporting periods subsequent to July 10, 2018, the:

RepliCel Life Sciences Inc.
Suite 900 - 570 Granville St.	T 604.248.8730	info@replicel.com
Vancouver, BC V6C 3P1	F 604.248.8690	www.replicel.com

  reported license revenue was understated in each period;
  accretion expense related to the put liability was understated; and
  amortization expense related to the contract asset was understated.

It has now been determined that for the year ended December 31, 2018, cash flows from operating activities were understated by approximately $1,000,000 and cash flows from financing activities were overstated by the same amount.

As a result of the above, management of the Company has determined that the Company needs to file amended and restated audited financial statements and related management discussion and analysis for the years ended December 31, 2019 and 2018.  The Company is not filing amended and restated interim financial statements and related management discussion and analysis as it addressed the correction in the Company's interim financial statements for the three and nine month period ended September 30, 2020 and the related management discussion and analysis.

Yours truly,

REPLICEL LIFE SCIENCES INC.

"Lee Buckler"

Per: Lee Buckler

 President and CEO

RepliCel Life Sciences Inc.
Suite 900 - 570 Granville St.	T 604.248.8730	info@replicel.com
Vancouver, BC V6C 3P1	F 604.248.8690	www.replicel.com